Tiger Renewable Energy Ltd.
6600 Trans-Canada, Suite 519
Pointe-Claire, Quebec H9R 4S2
Canada

Via Edgar Private Correspondence Filing

March 14, 2008

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	Tiger Renewable Energy Ltd. File No. 333-146997 Registration Statement on Form S-1/A Request for Acceleration of Effective Date

Ladies and Gentlemen:

Tiger Renewable Energy Ltd. (formally known as Tiger Ethanol International Inc., and referred to herein as the “Company”) has filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 to a Registration Statement on Form S-1/A, File No. 333-146997 (the “Registration Statement”). We hereby request the acceleration and declaration of effectiveness of the Registration Statement. We request that the Registration Statement become effective at 4:00PM Eastern Time on March 17, 2008.

The Company hereby acknowledges the following:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities & Exchange Commission	Tiger Renewable Energy Ltd.
Registration Statement on Form S-1/A	March 14, 2008

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the request contained herein. Thank you very much.

Sincerely yours,

/s/ James Pak Chiu Leung
James Pak Chiu Leung
President and CEO

cc:	Travis L. Gering, Esq. - Wuersch & Gering LLP